Exhibit 99.1

Ambow Education Announces Second Half and Full-Year 2024 Financial Results

HybriU Expanding Digital Learning Opportunities, Powered by AI

CUPERTINO, California, March 28, 2025 -- Ambow Education Holding Ltd. (NYSE American: AMBO) (“Ambow” or the “Company”), an AI-driven educational technology company, today announced its financial and operating results for the 2024 second half1 and full fiscal year,2 ended December 31, 2024.

“In 2024, we achieved full-year profitability and reached key milestones that position us for sustained long-term growth, driven by our sharpened focus on HybriU adoption,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer, and acting Chief Financial Officer. “We increased revenue, improved margins and strengthened profitability throughout the year, highlighted by a $1.3 million HybriU licensing agreement in the fourth quarter—marking our continued expansion into international markets.”

HybriU is a cutting-edge, AI-powered phygital (physical + digital) innovation that transforms education, corporate conferencing and events by seamlessly integrating the physical and digital worlds for a smarter, more immersive experience. Designed to bridge the gap between in-person and remote interaction, HybriU delivers real-time AI automation, immersive engagement and intelligent collaboration across industries.

In the education sector, HybriU offers the only patented, plug-and-play solution that seamlessly integrates lecture capture, connectivity, AI, immersive technologies and big data analytics. This all-in-one platform simplifies deployment while delivering a rich, connected and data-informed phygital learning experience.

“Looking ahead to 2025, we will accelerate HybriU’s adoption across U.S. and international markets and further enhance our AI capabilities to deliver greater value to our partners. With a strong financial foundation, a lean operational structure, favorable AI tailwinds and a differentiated first-to-market solution, we are well-positioned to drive continued growth and increasing profitability,” Dr. Huang concluded.

Fourth Quarter 2024 Financial Highlights

●	Net revenues in the fourth quarter of 2024 were $3.5 million, compared with $2.4 million in the same period of 2023. The increase was primarily due to the launch of HybriU.

●	Gross profit in the fourth quarter of 2024 was $2.3 million, compared with $1.2 million in the same period of 2023. Gross profit margin was 65.7%, compared with 50.0% in the fourth quarter of 2023.

●	Operating expenses in the fourth quarter of 2024 decreased by 13.3% to $1.3 million from $1.5 million in the same period of 2023. The decrease was primarily due to reduction in shared center expenses.

●	Operating income in the fourth quarter of 2024 improved to $1.0 million, compared with an operating loss of $0.3 million in the same period of 2023.

●	Net income attributable to the Company’s ordinary shareholders was $1.3 million, or $0.02 per basic and diluted share for the fourth quarter of 2024 and 2023.

[1]	Financial results for the second half of 2024 have not been audited or reviewed by the Company’s independent registered accounting firm.

[2]	Financial results for the full fiscal year ended December 31, 2024 have been audited by the Company’s independent registered accounting firm.

Fiscal Year 2024 Financial Highlights

●	Net revenues in fiscal year 2024 increased by 2.2% to $9.4 million from $9.2 million in 2023. The increase was primarily driven by revenue growth from the launch of HybriU, while partially offset by the closure of Bay State College.

●	Gross profit in fiscal year 2024 was $5.0 million, increasing from $2.5 million in 2023. The increase was primarily attributable to an increase in net revenues from HybriU and a reduction in payroll expenses and teaching costs upon the closure of Bay State College.

●	Operating expenses in fiscal year 2024 decreased by 16.2% to $5.7 million from $6.8 million in 2023. The decrease was primarily driven by reduced payroll expenses following the closure of Bay State College.

●	Operating loss in fiscal year 2024 narrowed to $0.7 million, compared with a loss of $4.3 million in 2023.

●	Net income attributable to the Company’s ordinary shareholders in fiscal year 2024 was $0.3 million, or $0.005 per basic and diluted share, compared with a net loss of $3.2 million, or $0.06 per basic and diluted share in 2023.

●	As of December 31, 2024, Ambow maintained solid cash resources of $8.4 million, including cash and cash equivalents of $1.1 million and restricted cash of $7.3 million.

Contingencies

We are currently involved in two lawsuits concerning our leased property. Filed on July 15, 2024, by Art Block Investors, LLC et al., in the San Diego Superior Court (the “Court”), this unlawful detainer action seeks possession of premises occupied by NewSchool and recovery of $2,255,984.44 in past rent and common area maintenance (CAM) fees. Following trial, the Court issued a Proposed Statement of Decision awarding the plaintiffs possession and damages, with attorney's fees and costs (estimated $80,000–$100,000) to be determined. NewSchool has objected, but judgment is expected within 30 days, followed by a motion for fees. In addition, filed on September 6, 2024, in the San Diego Superior Court, Art Block Investors, LLC et al. alleges breach of contract and guaranty against NewSchool and Ambow Education Holdings Ltd., seeking $4,466,247.80, potentially offset by amounts recovered in the first lawsuit. We, as defendants, have answered and are contesting the claims; no pretrial or trial dates have been set. The Company continues to evaluate these matters. A reasonable estimate of the amount of any possible loss or range of loss cannot be made as of December 31, 2024.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven technology company offering phygital (physical + digital) solutions for education, corporate conferencing and live events. Through its flagship platform, HybriU, Ambow is shaping the future of learning, collaboration and communication—delivering immersive, intelligent and real-time experiences across industries. For more information, visit Ambow’s corporate website at https://www.ambow.com/.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2023	2024
	As Revised
ASSETS
Current assets:
Cash and cash equivalents	$274	$1,123
Restricted cash	9,781	7,318
Accounts receivable, net	2,280	2,541
Prepaid and other current assets	178	659
Total current assets	12,513	11,641
Non-current assets:
Property and equipment, net	6	1,200
Intangible assets, net	522	512
Operating lease right-of-use asset	4,896	2,722
Other non-current assets, net	2,629	1,296
Total non-current assets	8,053	5,730

Total assets	$20,566	$17,371

LIABILITIES
Current liabilities:
Short-term borrowings	3,939	2,700
Accounts payable	1,386	749
Accrued and other liabilities	1,468	1,029
Income taxes payable, current	510	12
Operating lease liability, current	2,486	2,357
Total current liabilities	9,789	6,847
Non-current liabilities:
Operating lease liability, non-current	4,349	3,787
Total non-current liabilities	4,349	3,787

Total liabilities	$14,138	$10,634

EQUITY
Preferred shares
(US$ 0.003 par value; 1,666,667 shares authorized, nil issued and outstanding as of December 31, 2023 and 2024)	-	-
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 52,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	146	146
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	13	13
Additional paid-in capital	517,031	517,031
Accumulated deficit	(510,634)	(510,325)
Accumulated other comprehensive income	(128)	(128)
Total equity	6,428	6,737
Total liabilities and equity	$20,566	$17,371

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,		For the three months ended December 31,
	2023	2024	2023	2024
NET REVENUES
Educational program and services	$671	$1,168	$2,395	$1,527
HybriU licensing	-	-	-	1,924
Total net revenues	671	1,168	2,395	3,451
COST OF REVENUES
Educational program and services	(1,400)	(1,004)	(1,187)	(1,193)

GROSS (LOSS) PROFIT	(729)	164	1,208	2,258
Operating expenses:
Selling and marketing	(330)	(236)	(296)	(227)
General and administrative	(903)	(1,004)	(912)	(974)
Research and development	(242)	(144)	(242)	(144)
Total operating expenses	(1,475)	(1,384)	(1,450)	(1,345)

OPERATING LOSS (INCOME)	(2,204)	(1,220)	(242)	913

OTHER INCOME (EXPENSES)
Interest (expenses) income	(39)	(114)	15	(15)
Foreign exchange gain (loss), net	21	-	(12)	-
Other (expenses) income, net	(12)	146	94	49
Gain on disposal of assets	-	-	1,400	-
Total other (expenses) income	(30)	32	1,497	34
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(2,234)	(1,188)	1,255	947
Income tax (expenses) benefit	(1)	-	-	334
NET (LOSS) INCOME	$(2,235)	$(1,188)	$1,255	$1,281
Less: Net (loss) income attributable to non-controlling interests	-	-	-	-
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(2,235)	(1,188)	1,255	1,281

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX	-	-	-	-

TOTAL COMPREHENSIVE (LOSS) INCOME	(2,235)	(1,188)	1,255	1,281

Net (loss) income per share – basic and diluted	$(0.04)	$(0.02)	$0.02	$0.02
Net (loss) income per ADS – basic and diluted	$(0.78)	$(0.42)	$0.44	$0.45

Weighted average shares used in calculating basic and diluted net (loss) income per share	57,127,524	57,127,524	52,127,524	57,127,524

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2023	2024
NET REVENUES
Educational program and services	$9,163	$7,468
HybriU licensing	-	1,924
Total net revenues	$9,163	9,392
COST OF REVENUES
Educational program and services	(6,669)	(4,405)

GROSS PROFIT	2,494	4,987
Operating expenses:
Selling and marketing	(1,051)	(1,013)
General and administrative	(5,264)	(4,258)
Research and development	(484)	(438)
Total operating expenses	(6,799)	(5,709)

OPERATING LOSS	(4,305)	(722)

OTHER INCOME (EXPENSES)
Interest expenses	(57)	(63)
Other (expenses) income, net	(199)	255
Gain on disposal of assets	1,400	-
Total other income	1,144	192

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(3,161)	(530)
Income tax (expenses) benefit	(14)	839
NET (LOSS) INCOME	$(3,175)	$309
Less: Net (loss) income attributable to non-controlling interests	-	-
NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(3,175)	309

OTHER COMPREHENSIVE LOSS, NET OF TAX	-	-

TOTAL COMPREHENSIVE LOSS	(3,175)	309

Net (loss) income per share – basic and diluted	$(0.06)	$0.0054
Net (loss) income per ADS – basic and diluted	$(1.20)	$0.1080

Weighted average shares used in calculating basic and diluted net (loss) income per share	56,333,003	57,127,524

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